UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Advancis Pharmaceutical Corporation
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

00764L109
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management, L.L.C. 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 00764L109
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Partners, L.P. 13-3521699
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,200,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,200,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,861,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 00764L109
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millenco, L.L.C. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 661,741
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 661,741
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,861,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%
14	TYPE OF REPORTING PERSON OO, BD

SCHEDULE 13D

CUSIP No. 00764L109
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,861,741
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,861,741
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,861,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 00764L109
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,861,741
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,861,741
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,861,741
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends Amendment No. 1 to Schedule 13D, dated February 15, 2007 and filed on February 16, 2007 ("Amendment No. 1") by the Reporting Persons, relating to their beneficial ownership of the Common Stock (defined below) of Advancis Pharmaceutical Corporation (the "Issuer").

   This Amendment No. 2 (i) amends and restates Item 3 and Item 5 and (ii) reflects a material change since the filing of Amendment No. 1 in the number of shares beneficially owned by Millennium Partners, L.P. and Millenco, L.L.C. (and that may be deemed to be beneficially owned by the other Reporting Persons) and the percentage ownership of the Issuer’s Common Stock represented by Millennium Partners, L.P.’s and Millenco, L.L.C.’s ownership of such shares. Except for the above-referenced amendments, Amendment No. 2 does not modify any of the information previously reported on Amendment No. 1.

Item 1.      Security and Issuer.

   The name of the Issuer is Advancis Pharmaceutical Corporation, a Delaware corporation. The address of the Issuer’s offices is 20425 Seneca Meadows Parkway, Germantown, Maryland 20876. This Schedule 13D relates to the Issuer’s common stock, par value $0.01 per share (the "Common Stock").

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by Millennium Partners, L.P., a Cayman Islands exempted limited partnership ("Millennium Partners") and Millenco, L.L.C., a Delaware limited liability company, formerly known as Millenco, L.P., a Delaware limited partnership ("Millenco"). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), is the managing partner of Millennium Partners and the manager of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners and by Millenco. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners or by Millenco.

   The business address for Millennium Partners, Millenco, Millennium Management and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

   Note:  Integrated Holding Group, L.P., a Delaware limited partnership ("Integrated Holding Group"), is a non-managing member of Millenco. As a non-managing member, Integrated Holding Group has no investment or voting control over Millenco or its securities positions.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   Pursuant to a Securities Purchase Agreement dated as of April 9, 2007 between the Issuer and Millennium Partners, Millennium Partners expended $2,836,500 in a private placement transaction to acquire 1,200,000 shares of Common Stock and 900,000 warrants to purchase Common Stock ("Warrants"). In addition, pursuant to a Subscription Agreement dated as of December 11, 2006 between the Issuer and Millennium Partners, Millennium Partners expended $6,300,000 in a private placement transaction to acquire 2,100,000 shares of Common Stock. The amount of funds used to purchase the remaining 661,741 shares held by Millenco in transactions giving rise to this Schedule 13D was approximately $1,546,500, calculated on an average cost basis (excluding brokerage commissions) by account. Millennium Partners and Millenco effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date of this filing, (i) Millennium Partners is the beneficial owner of 4,200,000 shares of Common Stock by virtue of its ownership of 3,300,000 shares of Common Stock and 900,000 Warrants to purchase Common Stock and (ii) Millenco is the beneficial owner of 661,741 shares of Common Stock. Each Warrant is exercisable at a price of $2.27 per share for a period of five years from the April 12, 2007 closing date.

   The number of shares of Common Stock into which the Warrants are exercisable is limited such that Millennium Partners, and its affiliates (including the Reporting Persons) may have aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").

   Millennium Management, as the managing partner of Millennium Partners and the manager of Millenco, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millennium Partners and Millenco, respectively.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millennium Partners and Millenco, respectively.

   The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares held by Millennium Partners and Millenco.

   In accordance with the Ownership Limitation, as of the date of this filing, Mr. Englander and Millennium Management may be deemed to be the beneficial owner of 4,861,741 shares of Common Stock, which represents in the aggregate approximately 9.99% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of (i) 36,401,854 shares of Common Stock outstanding, as reported by the Issuer on Exhibit 10.2 to Form 8-K (the Securities Purchase Agreement dated as of April 9, 2007) filed as of April 13, 2006 (the "Form 8-K"), plus (ii) an additional 10,155,000 shares of Common Stock issued in conjunction with the private placement as disclosed on the Form 8-K, for a total of 46,556,854 shares of Common Stock outstanding as of April 9, 2007.

   (b)  Millennium Partners may be deemed to hold the sole power to vote and to dispose of the 4,200,000 shares of Common Stock described in (a) above. Millenco may be deemed to hold the sole power to vote and to dispose of the 661,741 shares of Common Stock described in (a) above. Mr. Englander and Millennium Management may be deemed to hold the sole power to vote and to dispose of the 4,861,741 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander or Millennium Management as to beneficial ownership of the shares held by Millennium Partners and Millenco.

   (c)  Transactions in the Issuer’s Common Stock and Warrants since February 15, 2007, the date of Amendment No. 1: Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock and Warrants since February 15, 2007, the date of Amendment No. 1. Except where noted, all transactions in the Common Stock were effected by Millenco in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Millenco maintains an open short position of 33,847 shares of Common Stock, which position is not netted against the data provided herein as to the number of shares beneficially owned by the Reporting Persons.

   In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Millenco’s and Millennium Partners’ accounts (as the case may be) to the extent permitted by debit balances in such account. Millenco and Millennium Partners (as the case may be) generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millenco and/or Millennium Partners, as applicable (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of April 13, 2007, by and among Millennium Partners, L.P., Millenco, L.L.C., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2007

MILLENNIUM PARTNERS, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of Advancis Pharmaceutical Corporation, a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: April 13, 2007

MILLENNIUM PARTNERS, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENCO, L.L.C. By: Millennium Management, L.L.C. as manager By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

Schedule A

Transactions in the Issuer’s Common Stock and Warrants since February 15, 2007, the date of Amendment No. 1:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
2/16/2007	50	2.19
2/16/2007	100	2.18
2/16/2007	100	2.2
2/16/2007	100	2.2
2/16/2007	100	2.2
2/16/2007	100	2.2
2/16/2007	100	2.2
2/16/2007	100	2.2
2/16/2007	100	2.2
2/16/2007	100	2.2
2/16/2007	100	2.2
2/16/2007	200	2.19
2/16/2007	200	2.19
2/16/2007	200	2.2
2/16/2007	200	2.2
2/16/2007	200	2.2
2/16/2007	200	2.2
2/16/2007	200	2.2
2/16/2007	200	2.2
2/16/2007	200	2.2
2/16/2007	200	2.2
2/16/2007	300	2.2
2/16/2007	400	2.18
2/16/2007	400	2.2
2/16/2007	400	2.2
2/16/2007	600	2.2
2/16/2007	600	2.2
2/16/2007	600	2.2
2/16/2007	600	2.2
2/16/2007	900	2.2
2/16/2007	900	2.2
2/16/2007	1,250	2.2
2/21/2007	100	2.19
2/21/2007	100	2.19
2/21/2007	100	2.19
2/21/2007	100	2.19
2/21/2007	100	2.19
2/21/2007	100	2.19
2/21/2007	100	2.19
2/21/2007	100	2.19
2/21/2007	100	2.19
2/21/2007	100	2.25
2/21/2007	300	2.19
2/21/2007	300	2.19
2/21/2007	400	2.19
2/21/2007	400	2.19
2/21/2007	400	2.19
2/21/2007	900	2.19
2/21/2007	1,300	2.19
2/22/2007	100	2.19
2/22/2007	100	2.19
2/22/2007	100	2.19
2/22/2007	200	2.19
2/22/2007	500	2.19
2/22/2007	500	2.19
2/22/2007	557	2.19
2/22/2007	700	2.19
2/22/2007	1,043	2.19
2/22/2007	1,200	2.19
3/6/2007	100	2.22
3/6/2007	100	2.22
3/6/2007	100	2.22
3/6/2007	100	2.25
3/6/2007	100	2.25
3/6/2007	200	2.22
3/6/2007	300	2.22
3/6/2007	300	2.22
3/6/2007	650	2.25
3/6/2007	750	2.22
3/6/2007	800	2.25
3/6/2007	1,000	2.22
3/6/2007	1,500	2.25
3/6/2007	4,000	2.25
3/9/2007	7	2.25
3/9/2007	7	2.25
3/9/2007	100	2.25
3/9/2007	100	2.25
3/9/2007	493	2.25
4/12/2007	100,000 (1)	2.36375
4/12/2007	1,100,000 (1)	2.36375
4/12/2007	75,000 (1) (2)	0.0
4/12/2007	825,000 (1) (2)	0.0

Notes:

(1)   Pursuant to the Securities Purchase Agreement dated as of April 9, 2007 between the Issuer and Millennium Partners, Millennium Partners acquired an aggregate of 1,200,000 shares of Common Stock and 900,000 warrants to purchase Common Stock in a private placement transaction.

(2)   Acquisition of Warrants by Millennium Partners pursuant to the Securities Purchase Agreement dated as of April 9, 2007 between the Issuer and Millennium Partners.

(3)   Except where noted, all transactions in the Common Stock were effected by Millenco in the open market.